UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2001

TROOPER TECHNOLOGIES INC.
(Translation of registrant's name into English)

Suite 1020 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

TROOPER TECHNOLOGIES INC.

_______________________________________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING

_______________________________________________________________

Notice is hereby given that an Extraordinary General Meeting (the "Meeting") of the shareholders of Trooper Technologies Inc. (the "Company") will be held on October 1, 2001 at Suite 1020, 400 Burrard Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver) for the following purposes:

  To approve, with or without amendment, the following as a Special Resolution:

  RESOLVED that, as a Special Resolution:

    the name of the Company be changed from "Trooper Technologies Inc." to "Stream Communications Network Inc."

    the authorized capital be increased from 50,000,000 common shares without par value to 100,000,000 common shares without par value;

    the Memorandum of the Company be altered to reflect the change of name and increase in authorized capital of the Company, so that it shall be in the form set out in Schedule "A" to the Information Circular; and

    any one director of the Company is authorized and directed to file with the Registrar of Companies for British Columbia a notice of amendment in the form recommended by the solicitors of the Company in order to amend the Memorandum of the Company to change the name and increase the authorized capital of the Company in accordance with these resolutions."

  To transact such further or other or business as may properly be brought before the Meeting or any adjournment or postponement thereof.

  Accompanying this Notice is an Information Circular and a form of Proxy.

  Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, or at the Meeting, within the time required by, and to the location set out in, the notes to the Proxy.

  The enclosed Proxy is solicited by management of the Company and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting.

  DATED at Vancouver, British Columbia, this 22nd day of August, 2001.

  BY ORDER OF THE BOARD

  /s/ Stanislaw Lis
  President

  TROOPER TECHNOLOGIES INC.
  Suite 1020 - 400 Burrard Street
  Vancouver, British Columbia V6C 3A6

  PROXY STATEMENT AND INFORMATION CIRCULAR

  Dated as of August 28, 2001

  (all dollar figures are in Canadian dollars unless otherwise noted)

  Management Solicitation

  This Proxy Statement and Information Circular is furnished in connection with the solicitation of proxies being made by management of Trooper Technologies Inc. (the "Company") for use at the Extraordinary General Meeting of the Company's shareholders (the "Meeting") to be held on October 1, 2001 at the time and place and for the purposes set forth in the accompanying Notice of Extraordinary General Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

  The costs of this solicitation will be borne by the Company.

  Appointment And Revocation Of Proxies

  The persons named in the accompanying Proxy are directors or officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so either by inserting such person's name in the blank space provided in the Proxy or by completing another Proxy. The Proxy will not be valid unless it is completed and delivered to Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.

  A shareholder may revoke a Proxy by:

    signing a proxy with a later date and delivering it at the time and place noted above;

    signing and dating a written notice of revocation and delivering it at the time and place noted above; or

    attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

  The revocation of a Proxy does not affect any matter on which a vote has been taken before the revocation.

  Exercise Of Discretion

  The shares represented by the enclosed Proxy will be voted by the persons named in the Proxy, with respect to any matter to be acted upon, in accordance with the directions specified in the Proxy. Where no direction has been specified for a particular matter, such shares will be voted for the approval of that matter.

  The enclosed Proxy grants discretion to the person appointed under the Proxy to vote on amendments or variations of matters identified in the Notice of Extraordinary General Meeting and on other matters which may properly come before the Meeting. At the time of printing of this Information Circular, management of the Company knows of no amendment, variation or other matter to properly come before the Meeting.

  Voting Securities And Principal Holders Of Voting Securities

  The Company has an authorized share capital of 50,000,000 common shares without par value (the "Common Shares"). As of the date hereof, the Company had outstanding 21,878,778 fully paid and non-assessable Common Shares, each Common Share carrying the right to one vote. Note: The authorized share capital is proposed to be amended. See below.

  To the best of the knowledge of the directors and officers of the Company, there are no beneficial owners of shares of the Company carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

  Only registered shareholders of the Company at the close of business on August 24, 2001 will be entitled to receive the Notice of Extraordinary General Meeting and only registered shareholders of the Company at the close of business on August 24, 2001 will be entitled to vote or to have their shares voted at the Meeting.

  PARTICULARS OF MATTERS TO BE ACTED UPON

  Change of Name and Increase in Authorized Capital

  As the Company's biggest asset is Stream Communications Ltd. which provides analog and digital broadband network services in Poland including cable, video on demand, Internet and telephony on its fiber optic network, management proposes to change the name of the Company from Trooper Technologies Inc. to Stream Communications Network, Inc.

  Management also recommends that the authorized capital of the Company be increased from 50,000,000 Common Shares without par value to 100,000,000 Common Shares without par value. Management recommends an increase of the authorized Common Shares from 50,000,000 Common Shares without par value to 100,000,000 Common Shares without par value, in order to have adequate Common Shares available for issuance in prospective transactions, including prospective business acquisitions in Poland, and possible equity offerings in the United States and elsewhere. Although the Company is engaged in discussions with respect to the acquisition of cable network service companies in Poland, no specific transactions have been agreed upon. The issuance of additional Common Shares will dilute the ownership interest of existing Shareholders.

  Accordingly, the following special resolution will be presented at the Meeting:

  "Resolved, as a Special Resolution, that:

  the name of the Company be changed from "Trooper Technologies Inc." to "Stream Communications Network, Inc." ;

  the authorized capital be increased from 50,000,000 common shares without par value to 100,000,000 common shares without par value;

  the Memorandum of the Company be altered to reflect the change of name and increase in authorized capital of the Company, so that it shall be in the form set out in Schedule "A" to the Information Circular; and

  Any one director of the Company is authorized and directed to file with the Registrar of Companies for British Columbia a notice of amendment in the form recommended by the solicitors of the Company in order to amend the Memorandum of the Company to change the name and increase the authorized capital of the Company in accordance with these resolutions."

If the resolution authorizing the proposed changes is passed, certified copies are required to be filed with the Registrar of Companies for British Columbia and the resolutions will take effect on the date of such filing. The proposed changes are also required to be approved by the CDNX.

GENERAL

Shareholder Approval

The regulatory requirements affecting the matters proposed for approval at the Meeting require shareholder approval by "special resolution". The following is an explanation of what this term means and how it applies to the voting which will occur at the Meeting.

Special Resolution

A special resolution is one approved by not less than 75% of the votes actually cast. All shareholders are entitled to vote.

Voting Requirements

The proposed change of name and increase in authorized capital of the Company requires approval by special resolution.

If necessary, a poll will be taken to determine if the requisite level of approval is obtained.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, to the knowledge of the Company, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purposes of this paragraph, "Person" shall include each person: (a) who has been a director, officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company, or (c) who is an associate or affiliate of a person included in subparagraphs (a) and (b).

Executive Compensation

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the other four most highly compensated executive officers of the Company as at October 31, 2000 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers").

Summary Compensation Table
		Annual Compensation			Long Term Compensation			All Other Comp-ensation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other ($)	Securities Under Option (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
Stanislaw Lis President & CEO	2000 1999 1998	103,950 96,600 90,000 US$10,800	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jan Rynkiewicz Chairman	2000 1999 1998	110,193 102,480 63,000 US$10,800	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

GRANT OF OPTIONS AND STOCK APPRECIATION RIGHTS ("SARs")

A Stock Option Plan (the "Plan") was adopted by the shareholders of the Company at the Company's Annual General Meeting held on April 30, 2001 subject to regulatory approval and compliance with the policies of the Canadian Venture Exchange (the "CDNX"). The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors and employees, to reward directors and employees for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term investments. As at the date hereof, no stock options have been granted under the Plan.

During the most recently completed fiscal year, the Company did not maintain a formal plan under which stock options were granted. Stock options were determined by the Company's directors and were granted in compliance with applicable laws and regulatory policy. The policies of the CDNX limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. No SARs were granted to the Named Executive Officers during the most recently completed financial year. During the most recently completed fiscal year, the following stock options were granted to the Named Executive Officers and the directors:

Name	Securities Under Options Granted	% of Total Options Granted to Employees/Directors in Fiscal Year	Exercise Price ($)	Market Value of Securities Underlying Options at the Date of Grant ($/Security)	Expiration Date
Stanislaw Lis	355,000	32%	2.65	0	July 26, 2005
Jan Rynkiewicz	355,000	32%	2.65	0	July 26, 2005
Aziz Shariff	250,000	22%	2.65	0	July 26, 2005
Iwona Kozak	60,000	5%	2.65	0	July 26, 2005

EXERCISE OF OPTIONS AND SARs

During the company's most recently completed fiscal year, the Named Executive Officers did not exercise any SARs. During the company's most recently completed fiscal year, the following stock options were exercised by the Named Executive Officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at Fiscal Year-End (#) Exercisable Unexercisable		Value of Unexercised in-the-Money Options at Fiscal Year-End ($)(2) Exercisable Unexercisable
Stanislaw Lis	14,000	(8,960)	341,000	0	158,240	0
Iwona Kozak	25,000	42,000	280,000	0	401,600	0

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at October 31, 2000 (i.e., fiscal year end) was $3.11.

OPTION AND SAR REPRICINGS

None of the options or SARs held by the Named Executive Officer have been repriced downward during the most recently completed financial year of the company.

EMPLOYMENT CONTRACTS

The company has no employment contracts with the Named Executive Officers.

DIRECTORS COMPENSATION

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular. The Company, however, does grant incentive stock options to directors, officers and employees of the Company from time to time in accordance with regulatory policy. Stock options granted to directors of the Company during its most recently completed financial year are summarized above under the heading "Grant of Options and Stock appreciation Rights ("SARs")".

Indebtedness of Directors, Executive Officers and Senior Officers

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

management contracts

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

Interests Of insiders in material transactions

Other than as set forth below and herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons has had, within the last financial year prior to the date of this circular, any material interest, direct or indirect, in any transaction which materially affected or could materially affect the Company or any of its subsidiaries.

Other Business

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Extraordinary General Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to cast the votes attached to the shares represented thereby in accordance with their best judgement on such matter.

Approval of this Circular

The directors have approved the content of this Information Circular and its delivery to the shareholders.

DATED as of the 28th day of August, 2001

BY ORDER OF THE BOARD

/s/ Stanislaw Lis
President

SCHEDULE "A"

ALTERED MEMORANDUM
OF TROOPER TECHNOLOGIES INC.

(as altered by Special Resolution dated October 1, 2001)

1. The name of the company is "Stream Communications Network, Inc."

2. The authorized capital of the company consists of one hundred million (100,000,000) common shares without par value.

TROOPER TECHNOLOGIES INC.
Suite 1020 - 400 Burrard Street
Vancouver, British Columbia V6C 3A6

PROXY

EXTRAORDINARY GENERAL MEETING

OCTOBER 1, 2001

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of Trooper Technologies Inc. (the "Company") hereby appoints Stanislaw Lis or, failing him, Iwona Kozak or as proxyholder for and on behalf of the undersigned to attend the extraordinary general meeting of the members of the Company to be held on October 1, 2001 and at any adjournment thereof, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

I direct my proxy to vote as follows:

1. Approval of Change of Name and Increase of Authorized Capital. To authorize, by special resolution, the directors of the Company, to change the name of the Company to Stream Communications Networks Inc. and increase the authorized capital of the Company, from 50,000,000 Common Shares without par value to 100,000,000 Common Shares without par value, as more fully set forth in the information circular accompanying this proxy.

FOR o	AGAINST o

2. Transact other Business. To transact such other business as may properly come before the meeting.

FOR o	AGAINST o

The undersigned hereby revokes any proxy previously given.

EXECUTED on the day of , 2001.

Signature of Member(s)
Name of Member(s) (Please print clearly)
Address

Number of Shares Held

NOTES TO PROXY

1. The shares represented by this proxy will, on any ballot, be voted as the member may have specified by marking an "X" in the spaces provided for that purpose. If no choice is specified, the shares will be voted as if the member had specified an affirmative vote.

2. If the member does not wish to appoint either of the persons named in this proxy, he should strike out their names and insert in the blank space provided the name of the person he wishes to act as his proxyholder. Such other person need not be a member of the Company.

3. No matters other than those stated in the attached notices are presently known to be considered at the meeting, but, if such matters should arise, proxies will be voted in accordance with the instructions of the member voting by proxy. IF THE MEMBER VOTES FOR THE TRANSACTING OF FURTHER BUSINESS, THIS PROXY WILL BE VOTED AT THE DISCRETION OF THE PROXYHOLDER NAMED.

4. This proxy may not be valid unless it is dated and signed by the member or by his attorney duly authorized by him in writing, or, in case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If this proxy is executed by an attorney for an individual member or joint members or by an officer or officers or attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy.

5. This proxy may not be used at the meeting or an adjournments thereof unless it is deposited at the office of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, the Company's register and Transfer Agent, at least 48 hours before the date of the meeting. The chairman of the meeting has the discretion to accept proxies filed less than 48 hours before the date of the meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TROOPER TECHNOLOGIES INC.

By: /s/ Casey Forward
Casey Forward, Chief Financial Officer

Date: September 5, 2001